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                                                                    Exhibit 99.1


                                                                   press release
                                                                   -------------

The Hague, July 11, 2003



       Customer to play more central role in new organization structure of
                              AEGON The Netherlands


AEGON The Netherlands* is to get a new organization structure so that it can respond more quickly and flexibly to the needs and wishes of its customers. After nearly ten years of working with independent business units, which served specific groups of customers independently of one another, AEGON The Netherlands believes that it can better serve its customers by creating greater cohesion between the various business units. According to the management, the new structure will be a better match for the rapidly changing financial services market and will also create the opportunity of more cost-effective and efficient operations. The management of AEGON The Netherlands is aiming to implement the new organization structure in early 2004.

"In the current market, it is no longer enough just to offer good products and services if you want to have a long-term relationship with customers, who are increasingly thinking about the long-term and are taking control", is how CEO of AEGON The Netherlands, Johan van der Werf, explains the philosophy behind the changes. "The lifestyle of these customers is constantly changing and with it their financial options and needs. Choices made today for pensions or insurance policies may no longer suit the situation of tomorrow. This means that we will have to keep pace with this life pattern, more so than in the past. We should not only retain our customers by the product we have sold or are selling, but by the attention we are constantly giving them. Our products offer security, but we also want to offer people the security that the products will continue to suit them."

To achieve this, the existing business units will be replaced by five service centers and four marketing and sales organizations with their own features, characteristics and fields of expertise. The service centers will concentrate, among other things, on service provision and product processing in the field of pensions, individual life, general insurance, banking activities and asset management. The service centers will be able to work more efficiently as a result of further implementation of IT solutions and by standardizing products and product components. The marketing and sales organizations, in which similar activities of the various business units are concentrated, serve a "multitude" of advisory and sales channels, such as independent agents, AEGON affiliated organizations and our own advisers.

In the new structure, the nature of the work will change for many AEGON staff. The number of staff - currently around 3,000 - will be reduced the next three years with 10 to 15 % via natural wastage. Compulsory redundancies are not necessary. Changes of work at AEGON's various sites are not excluded, because similar jobs will be merged where possible. A part of the cost reduction will be used for training of staff and additional investments in IT.

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CEO Van der Werf doesn't want to talk about a reorganization. "That's when you move to an entirely new situation and that's not the case here", he says. "We are finishing something we started in the company a while ago. The new structure does justice to the partnerships that have arisen in the organization and with our agents to an increasing extent and provides what the market needs. All kinds of activities have already been clustered. In practice therefore, part of this structure is already in place."






For more information:
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Communications AEGON The Netherlands, Jan Driessen, telephone:
+31 (0)70 344 8210
See also our website: www.aegon.nl







Note for the editor: If you wish to receive press releases by e-mail from now on, please send a message to the following e-mail address:
persvoorlichting@aegon.nl


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* AEGON Nederland N.V. is part of the AEGON Group, based in The Hague, the international insurance group with interests in the United States, the United Kingdom, Spain, Hungary and Canada, among other countries. In 2002, the Group generated revenues of more than EUR 31 billion, 19% of which was achieved in the Netherlands. AEGON N.V. is the holding company of one of the world's largest listed life insurance groups ranked by market capitalization and assets.